This presentation is provided for informational purposes only.  It does not constitute an offer to purchase shares of Celera Corporation or a solicitation/recommendation under the rules and regulations of the SEC.  Quest Diagnostics Incorporated and its subsidiary Spark Acquisition Corporation have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as necessary.  Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as necessary.  These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer.  These documents are available at no charge on the SEC’s website at http://www.sec.gov.  In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900.  A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at http://www.celera.com.

Transcript of Quest Diagnostics – Q1 2011 Earnings Conference Call
Event Date/Time: April 20. 2011 / 8:30AM

Conference operator: Welcome to the Quest Diagnostics First Quarter conference call. At the request of the company, this call is being recorded. The entire contents of the call, including the presentation and question and answer session that will follow, are the copyrighted property of Quest Diagnostics with all rights reserved. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Quest Diagnostics is strictly prohibited. Now I’d like to introduce Kathleen Valentine, Director of Investor Relations for Quest Diagnostics. Go ahead, please.

Kathleen Valentine: Thank you and good morning. I am here with Surya Mohapatra, our chairman and chief executive officer, and Bob Hagemann, our chief financial officer.

During this call, we may make forward-looking statements with respect to both Quest Diagnostics and Celera Corporation. Actual results may differ materially from those projected. Risks and uncertainties that may affect Quest Diagnostics’ future results include, but are not limited to, those described in Quest Diagnostics’ 2010 Annual Report on Form 10-K and Current Reports on Form 8-K.

In connection with Quest Diagnostics’ tender offer for the common stock of Celera Corporation, Quest Diagnostics and its subsidiary have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents.   Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. You are strongly advised to read these documents carefully, because they will contain important information. Those materials and all other documents filed by Quest Diagnostics and Celera with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

A copy of our earnings press release is available, and the text of our prepared remarks available in the Investor Relations “quarterly updates” section of our website at www.questdiagnostics.com.

A PowerPoint presentation and spreadsheet with our results and supplemental analysis are also available on the website.

Now, here is Surya Mohapatra.

Surya Mohapatra: Thank you, Kathleen.

This was an important quarter for Quest Diagnostics.

We completed our acquisition of Athena Diagnostics, and established the leading position in the neurology diagnostics market. We also announced our proposed acquisition of Celera to further strengthen our leadership position in cardiovascular testing as well as molecular diagnostics products and discovery. These transactions position us well for the future.

In this quarter, we returned $835 million dollars to shareholders through share buybacks, immediately enhancing shareholder value. Our testing volume continued to improve, and we increased revenues. Our earnings were down, and we took actions to reduce our cost structure accordingly.

During the first quarter:
•      Revenues grew 1% to $1.8 billion dollars on 2% volume growth;
•      Adjusted earnings per share were one dollar; and
•      Cash flow was $161 million dollars.

I will update you on our progress after Bob discusses the financial results. Bob?

Bob Hagemann: Thanks, Surya.

Revenues for the quarter were $1.8 billion, about 1% above the prior year; and adjusted earnings per share was $1.00, compared to $0.99 in the prior year.  “Adjusted” 2011 earnings per share exclude $.14 per share associated with the following items:

•      5 cents charge for workforce reductions
•      2 cents for costs associated with the Athena and Celera transactions
•      7 cents impact of severe winter storms.

Our clinical testing revenues, which account for over 90% of our total revenues, were slightly above the prior year level, by .3%.

Volume in the quarter was 2% above the prior year, and reflects the continued and steady improvement we have seen over the last several quarters.  There are two important dynamics to understand relative to our volumes.  First, due to the number of business days in the quarter, we estimate the year-over-year comparisons benefited by ~ 1%.  Secondly, while we experienced severe weather last year in the first quarter which reduced volumes by an estimated 1.1%, this year’s storms had an even greater impact, affecting volumes by an estimated 1.4%.  As such, weather unfavorably impacted the year-over-year comparisons by .3%.  After considering these two items, the underlying volume grew an estimated 1.3% versus the prior year, and reflects continued improvement.

Drugs-of-abuse testing volumes have continued to rebound and grew about 11% in the quarter, and contributed modestly to the improved volume trend.

Revenue per requisition was 1.7% below the prior year, and a little over 1% below last year’s fourth quarter.

While year-over-year revenue per requisition continues to benefit from an increased mix of gene-based and esoteric testing and increases in the number of tests ordered per requisition, this benefit continues to be offset by some business and payer mix changes, the latest Medicare fee decrease of 1.75% which went into effect January 1, and pricing changes in connection with several large contract extensions executed in the first half of last year.  The business and payer mix changes, which continue to pressure revenue/requisition, include a further rebound in lower priced drugs-of-abuse testing, and weakness in our higher priced anatomic pathology testing.

Revenue in our non-clinical testing businesses, which include risk assessment, clinical trials testing, point of care testing and healthcare IT, grew 7% for the quarter versus the prior year.

 “Adjusted” operating income as a percentage of revenues was 16.3%, compared to 18.1% in the prior year.  The special items as detailed in footnote 2 to the earnings release, reduced the operating income percentage by 1.6% in each year. Having adjusted operating income in the first quarter that is below the prior year level is consistent with what we expected in our full year estimate, which contemplates improvement in the later part of the year.

In the quarter, we took further actions to reduce our cost structure, resulting in a charge for workforce reductions. The benefit of these actions will show up in future quarters. As previously shared with you, we have also made recent investments in sales and service which are temporarily pressuring margins, but which we expect over the longer term will result in accelerated revenue growth and a return to margin expansion.

We continued to see solid performance in our billing and collection metrics.  Bad debt expense as a percentage of revenues was 4.2% in the quarter, comparable to a year ago.  DSOs were 44 days, unchanged from year end. The temporary hold on MediCal billings has added about 1.5 days to our DSOs.

Cash from operations, which is generally lowest in the first quarter of the year, was $161 million, and compares to $239 million in the first quarter of last year.  The difference is principally due to a larger increase in accounts receivable compared to the prior year, and the timing of interest payments.

Capital expenditures were $39 million in the quarter, compared to $40 million a year ago.

Over the last few months we have deployed, or announced plans to deploy, a significant amount of capital to drive growth in revenues and EPS.  In February we repurchased 15.4 million shares from GSK for $835 million, and as a result increased EPS guidance by 15 cents/share.

In the quarter we announced agreements to acquire Athena and Celera, committing net capital of about $1 billion.  The Athena transaction closed in April, and we expect the Celera transaction to close later this quarter.  Each acquisition is expected to contribute about 1% to revenue growth this year and, excluding charges associated with the transactions, are not expected to materially impact our EPS.

These acquisitions will bring us unique capabilities in key areas of discovery, development and licensing; proprietary test offerings; and specialty sales capabilities, which we expect will be important drivers of our future revenue and earnings growth.

The permanent financing to fund our recent capital deployments was raised through a very successful $1.25 billion bond offering last month at attractive rates, while maintaining our investment grade credit ratings.

Before I discuss guidance, I would like to note that we have no further update on the status of our litigation with respect to the California MediCal program, other than to indicate we have extended through May 2nd our interim agreement with the state, which provides for the temporary suspension of MediCal billing.

Turning to guidance: while we do not provide quarterly guidance, as we have previously indicated, in considering how 2011 will unfold, you should generally think about our earnings comparisons to 2010 being more favorable in the back half of the year as the year-over-year comparisons become less challenging.

We expect results from continuing operations, before future special items, as follows:

Revenue to grow approximately 2%, reflecting a 1% increase from the impact of the Athena acquisition.

•	Earnings per diluted share to remain between $4.25 and $4.45 on an adjusted basis and be between $4.11 and $4.31 on a reported basis;
•	Operating income as a percentage of revenues to be between 17.5% and 18% on an adjusted basis and between 17 and 17.5% on a reported basis;
•	Cash from operations of approximately $1.1 billion ; and

Capital expenditures to approximate $220 million.

Our outlook on an adjusted basis excludes the first quarter impact of severe weather, workforce reductions and costs associated with the Athena Diagnostics and Celera transactions.

Footnotes 2 and 6 to the earnings release reconcile the “adjusted” financial measures to the corresponding GAAP measures.

Now I’ll turn it back to Surya.

Surya Mohapatra: Thanks, Bob.

I want to update you briefly on the progress we are making on some of the initiatives we have shared with you previously.

As you have heard, we are seeing steady improvement in the volume trend. Over the past year, reported clinical testing volume growth has gone from negative 2.6% in the first quarter of 2010 to 2% positive growth this quarter. We are making progress, although there is much more work to be done.

•	We continued to focus on promoting our genetic, esoteric and anatomic pathology tests.
o
Demand for our esoteric and gene-based testing continued to grow at a faster rate than routine testing. The growth was driven largely by Vitamin D testing and testing for blood cancers, particularly our Leumeta family of blood tests, both of which had double digit volume growth in the quarter.

o	We have enhanced our service to hospital customers. We have reduced turnaround time for esoteric testing and delivered commercial excellence. This has helped drive growth in our hospital business.
o	Anatomic pathology testing continues to be impacted by physician in-sourcing. During the quarter, we saw a moderation of the downward trend.
o	Athena Diagnostics became part of Quest Diagnostics after the end of the quarter, establishing us as the clear leader in the rapidly emerging neurology testing market.
▪	Patients and physicians will realize significant benefits from the transaction, including greater convenience and access to a broad range of innovative tests for neurological disorders.
o	We announced our proposed acquisition of Celera to significantly strengthen our leadership position in the discovery and development of molecular diagnostic products and services.
▪	We will gain immediate access to Berkeley HeartLab, Celera Molecular Products and a strong pipeline of biomarkers for the future.
▪
We are pleased that the Hart-Scott-Rodino waiting period has expired, and that we resolved a number of the shareholder lawsuits related to the transaction. We look forward to completing our $8 per share all cash tender offer and adding Celera to the Quest Diagnostics family.

•
With reference to sales, we are seeing steady improvement in our volume trends. Our sales organization continues to enhance its effectiveness, and, as we indicated previously, we have completed the expansion of our sales force.

•	As regards to costs, in the first quarter, we took actions to reduce expenses, which we are closely managing to improve operational efficiencies, while maintaining a superior customer experience.

•	With regard to capital deployment, we have taken strong actions to demonstrate our commitment to use our cash to drive growth and increase shareholder value.

We are building our reputation in the marketplace. We were recently honored with a prestigious Edison Award for innovation for our Simplexa molecular diagnostic testing platform on the 3M Integrated Cycler.

We also are proud to be one of Fortune’s “World’s Most Admired Companies” for the fourth consecutive year.

In closing:

•	Trends in testing volume continued to improve, and we increased revenues;
•	We took steps to reduce costs and drive efficiencies;
•	We are on track to meet our expectations for the year; and
•	The Athena and Celera transactions enhance our position for the future, and we are excited about the opportunities.

Thank you. We will now take your questions. Operator?

Question and Answers

Operator: (Operator Instructions) Tom Gallucci from Lazard Capital Markets. Your line is open.

Tom Gallucci: Good morning, thanks for all of the color. I have just 2 quick questions. First one was on revenue. I think sort of organically you’re looking for about 1% for the year.

Bob. It was about 1% in the quarter even including the weather impact, so can you just talk about how you sort of think about the balance of the year relatively speaking?

Bob Hagemann: Yes, Tom, I would point out as I said in the prepared remarks that we did get the benefit of about 1% simply because of the timing or the number of business days that we had in the quarter. So you need to factor that in as you’re thinking about the year-over-year growth through the remainder of the year.

Tom Gallucci: Okay. So you’re really looking at it as more flat in the first quarter?

Bob Hagemann: Up slightly.

Tom Gallucci: Right. But even then weather hurt you by a bunch, so I guess if you’d sort of adjust for the weather, it still makes the rest of the year look somewhat with a conservative bias, I don’t know.

Bob Hagemann: Yes, again, Tom, what we indicated was the impact of weather this year was 1.4% to revenues, last year we had severe weather as well, it was 1.1% impact. So really we only had, on a year-over-year comparison, a drag of about 0.3% due to the weather.

Tom Gallucci: Right, okay. And then just on margins, I think your prior EBIT margin guidance was for around 18%. It looks like on an adjusted basis you’re 17.5% to 18%, I’m assuming that excludes some of the items but includes the benefit of Athena which I thought was higher margins. So can you just help us understand sort of the adjustment in the EBIT margin guidance for the year?

Bob Hagemann: Yes, and as we’ve indicated Athena certainly does carry higher margins. It’s a relatively small business compared to our total business. We’re adding this year about-- less than $100 million in revenues at high very margins. It’s a positive impact certainly, but it’s not going to be significant in the year simply because of the size of the business relative to the total Company.

Tom Gallucci: Great. And the adjusted number that excludes weather and charges and everything?

Bob Hagemann: Correct, and that’s all detailed in the footnotes to the earnings release.

Tom Gallucci: Right, so my only question was why does it seem to come down a little bit even though it’s even small it would have helped, what else is going on there?

Bob Hagemann: Yes, well it’s a refinement of our thinking. I would tell you though between 17.5% and 18% is still approximately 18%, is the way we think about it. We’ve just got a little better visibility coming out of the quarter now.

Tom Gallucci: All right, I just want to make sure I understood. Thank you.

Operator: Ricky Goldwasser from Morgan Stanley. Your line is open.

Ricky Goldwasser: Good morning. I have--

Bob Hagemann: Ricky, can you speak up, we’re having a little trouble hearing you?

Ricky Goldwasser: Can you hear me now?

Bob Hagemann: Yes, that’s perfect.

Ricky Goldwasser: Great, so first of all, Bob, if you can just clarify your comments on the quarterly progression of guidance. I know you talked about EPS being-- ramping up into second half of the year. I think consensus estimates for the second quarter are about $1.19 right now versus the $1.07 that you reported in second quarter 2010. So are you basically saying that we should temper our second quarter EPS estimates and just model a bigger pick up in the second half, is that’s how we should understand your comments?

Bob Hagemann: Yes, Ricky, I’m not trying to give you any specific guidance for any one particular quarter since we don’t do that. But yes, as we’ve stated now for awhile, you should expect the comparisons in latter part of the year to be more favorable than in the first part of the year. Some of that’s reflected certainly in the operating income. It’s lower in the first quarter, we expected that. There’s a number of things which are impacting the year-over-year comparisons besides just the changes in contract pricing which were negotiated last year. But there are some things on the cost side which we expect will have bigger benefits in the back half of the year. Some of the actions that we took in Q4 and again in Q1 will start to show up in the latter part of the year.

Ricky Goldwasser: Okay. And then when we really think about to-- about the operating income expenses, I mean, is commodity pricing, is the increase in commodity pricing having some impact in the business that we might have underestimated previously?

Bob Hagemann: No, Ricky. I think while there’s certainly some pressure on commodity pricing, that’s not significant. Most of our supply contracts have fixed pricing for extended periods of time and we’re not seeing a lot of pressure there. We are seeing some pressure certainly on fuel costs but that’s a small piece of our total cost, less than 1%, and that’s not having a significant impact. It’s really as I indicated earlier the fact that some of the actions that we’ve taken we expect to show up in the latter part of the year.

Ricky Goldwasser: Okay. And then lastly I think you talked in the press release about the incremental hit to your -- to the EBITDA line from the weather. What was the incremental hit on the revenue line?

Bob Hagemann: It was about 1.4%. That’s laid out again in the earnings release and last year the impact of weather was about 1.1%. So again the year-over-year impact is an unfavorable roughly 0.3%.

Kathleen Valentine: And Ricky, the impact is laid out in footnote 3 in the press release, you can see some details there.

Ricky Goldwasser: So the question then, the incremental when we look at those numbers and the incremental-- at the revenue hit and the operating hit, it implies a pretty significant incremental margin on the business.

Bob Hagemann: Absolutely. And we’ve said that historically when we lose volume as a result of weather, in those situations we’re really not adjusting our cost structure. Folks are still coming in to perform whatever work is there. And in many cases we actually even pay overtime to get folks out so that they can pick up specimens, get them into the laboratory, et cetera. And what you see in terms of the incremental operating income relative to that incremental revenue is very consistent with the way we’ve historically calculated it.

Ricky Goldwasser: Right so we calculated around 75% which is similar to 2010. The question is, once volume comps improve, is that what you should see in the upswing, or is there a reason why the margin is going to be so high, that incremental margin that you gave is so high versus the incremental margin that you pick up?

Bob Hagemann: Yes, again, when you lose volume as a result of weather, there’s very little ability to impact your cost structure for other than the purely variable cost. And as I said in some cases you’re actually adding some cost to procure that work and get it into the lab because of the challenges associated with logistics and the like. So the incrementals on volume loss to weather are much higher than you’d expect on any sort of incremental work that we get elsewhere.

Ricky Goldwasser: Can you quantify that delta?

Bob Hagemann: Other than to say it’s significant, no. But you should expect that on incremental volume we do see strong drop downs because again, depending upon where it’s coming from, in some cases we have obviously the cost of testing that’s incremental, but then you have the additional logistics cost, the additional processing costs, et cetera. But historically if you go back and you look at our business and you look at the incremental margins associated with top line growth, go back, I don’t know, the last 4 or 5 years when we were realizing low to mid-single digit revenue growth we were expanding margins in the range of a half to 75 basis points.

Ricky Goldwasser: Okay. Okay, thank you.

Operator: Thank you. Bill Quirk, your line is open, from Piper Jaffray.

Bill Quirk: Great, thanks, good morning, everybody. First question is, Bob, I was hoping you could give us a little more color on the sources of the volume strength in the quarter, I guess two part question here. One is, can you quantify any impact that we would have seen from the new laws related to the healthcare reform? And then secondly, can you give us a little color in terms of how the quarter progressed, do we by chance see any type of sequential strengthening throughout the quarter? Thank you.

Bob Hagemann: Bill, yes I think it’s very difficult to quantify any potential impact as a result of healthcare reform and the fact that folks aren’t obligated to pay co-pays or deductibles for certain preventive care. With that said, I think over time that should be a net positive to us, but at this point it is very hard to attribute anything to that. I’m not sure necessarily that that’s driving physician office visits, which at the end of the day probably is the biggest driver of our volumes. The data that’s out there says physician office visits were down versus the prior year, not as much as we were seeing last year, but they were down about 3% based upon the IMS data at least through the first 2 months of the year.

And as we look at the volume, I would tell you there’s no specific area I can point to other than I did indicate that the drugs of abuse testing business has started to grow again, but that’s having a modest impact on our overall volume growth. And really what you see and when you take out the impact of weather and you take out the impact of the number of the revenue days, is kind of a steady improvement from what we’ve seen and it’s a steady improvement that’s been going on now for about 5 quarters or so.

Bill Quirk: And so, Bob, just to follow up there, so there’s specific comment that March is turning into February, February turning into then January, or should we read into it that that’s exactly what’s happening because we are seeing this gradual improvement?

Bob Hagemann: Yes, yes, I’m reluctant to provide any information on a specific month because one month does not make a trend and we typically stay away from providing any information on an individual month.

Bill Quirk: Understood. And then just secondly and lastly, can you elaborate a little bit on the bad debt comment? Certainly we do expect to see a little bit on the sequential basis first quarter over fourth, but if memory serves looks like this may have been the largest jump since about 2007.

Bob Hagemann: Well, the bad debt is pretty consistent with what we saw last year at this time. And the first quarter typically has higher bad debt than in any other quarter simply because of the fact that there’s more billings directly to patients for deductibles and co-pays.

Bill Quirk: Thank you.

Operator: Thank you. Ralph Giacobbe from Credit Suisse. Your line is open.

Ralph Giacobbe: Thanks, good morning. Just wanted to go back to kind of the margin squeeze and specifically on the SG&A side, obviously saw a tick up there. Any more color into what exactly is driving that? I know you already mentioned some of the logistics issues around weather. But anything more info in terms of that SG&A number?

Bob Hagemann: Yes, Ralph, as we’ve indicated we’ve been investing in sales and service which ultimately we believe are going to accelerate revenue and earnings growth. We’ve expanded the sales force. We’re improving the service levels. Some of the service levels show up in cost of sales and some of it shows up in SG&A. But those are things we expect are going to have positive impacts to us as we move forward.

Ralph Giacobbe: Correct me if I’m wrong, the run rate from the end of last year, though was-- is there incremental because I thought you had said you guys had sort of made the investments and now is that starting to play itself through or are there more than what we had seen the back half of last year?

Bob Hagemann: Most of it is a case where it’s just playing itself through. Although I will tell you that we did make some incremental investments in the quarter in new test development and the like, much of that’s showing up in cost of sales though.

Ralph Giacobbe: Okay, and then just to kind of go back to some of your pricing comments before. So it sounds like it’s pretty straightforward in terms of the contract updates obviously from last year. We knew Medicare, the Medicare cut was coming through, and then you just talked about the business and payor mix changes in terms of the drugs of abuse. So there’s-- I mean there’s nothing else driving that slightly weaker pricing and so I guess my point is, should this be sort of a temporary issue that we start to see the growth in sort of pricing in the second half of the year? And maybe just help us understand exactly when do we anniversary those contract updates?

Bob Hagemann: Yes, well we certainly expect that the year-over-year revenue per req comparisons will improve in the latter part of the year. The anniversary of the pricing changes made in connection with contract changes last year really start to anniversary in the second half.

Ralph Giacobbe: Okay. And then just my last one. You had mentioned the AP business, and I may have missed it, did you talk about -- you said that there was a moderation in the downward trend, but did you have any more color around what the actual declines were?

Surya Mohapatra: Yes, and I did mention that. The anatomic pathology business is a key business for cancer diagnostics. We saw last year it was impacted through the physician’s insourcing which is still continuing. However, the rate of insourcing has moderated over the last few months.

Ralph Giacobbe: Okay. But no hard numbers around that?

Surya Mohapatra: No.

Ralph Giacobbe: Okay. All right, thank you.

Surya Mohapatra: Thanks.

Operator: Amanda Murphy from William Blair. Your line is open.

Amanda Murphy: Hi, thanks, good morning. Just a follow-up question on the sales force, and you talked about this a little bit. But I’m just curious I mean you’ve talked about the upgrading of the sales force sort of offset by some reductions, can you provide a little more color on how that has impacted your business or your market share to date or how you kind of expect it to going forward or is it too early at this point?

Surya Mohapatra: Amanda, first of all it is early days. Let me give you some rationale behind what we have been doing. We saw last year the number of patients that are going to the doctors office have reduced. And 80% of our business comes from physician office visits. And I mentioned last year first quarter that we continue to upgrade our sales force and also we are building specialty sales force. Now upgrading sales force means providing new tools, providing new training, trying to bring people to a particular knowledge level. But also we have now have specialty sales force to be very close to our customers. We have special sales force for physician business, we have a sales force for hospital, sales force for cancer, and as I mentioned through Athena and Celera, we will have specialty sales force for neurological disorders and cardiovascular disease.

The reason for doing all these things is because we have invested money in esoteric, gene-based and anatomic pathology to build our competitive differences and in cancer diagnostics cardiovascular disease, infectious disease and neurological disorders. And these 4 platforms with specialty sales force is going to be the growth engine for us in future. I think the major part of sales force reorganization is complete and now we are executing this strategy. However, as I mentioned that we see steady improvements in our volume but it’s hard to say how much exactly we were getting from the sales force. But as we continue our belief is that this sales force are going to create the differences and the reason for our growth.

Amanda Murphy: Okay. Thanks. And then now that you’ve got Athena under your umbrella, if you will, have you gotten any more clarity on some of the longer term revenue synergy opportunities?

Surya Mohapatra: Well, nothing more than what we said before. And obviously Athena, as you know 70% of their revenue is patent protected. They have a lot of tests not only for neurological disorders but some of the tests like SMA and MODY that will be useful for the broader customer base and we are going through our (inaudible) plan how to really bring some of those tests to the primary care physicians.

Bob Hagemann: And we expect to do that shortly.

Amanda Murphy: Okay. Thanks. And then I guess just last one. You talked about pricing trends year-over-year, anyway to get any perspective on sequential trends in the pricing metric?

Bob Hagemann: Amanda, I did give you some indication as to how revenue per req performed this quarter versus the last quarter. But generally we don’t give guidance for revenue per req and certainly not how it’s going to perform quarter over quarter.

Amanda Murphy: Okay. Thanks a lot.

Operator: Thank you. Shelley Gnall from Goldman Sachs. Your line is open.

Shelley Gnall: Hi, thank you. Couple questions. I guess first on the pre-employment drug screening, can you remind us what the margins on that business and how does that compare to sort of the routine and esoteric testing business?

Bob Hagemann: Yes, we’ve actually never provided specific margins on that but what we’ve indicated is it’s much lower price business and as a result carries significantly lower margins than the esoteric business.

Shelley Gnall: Yes, okay. Thanks. And can you update us on what percent of revenue that is for the Company as of this quarter?

Bob Hagemann: It’s generally in the range of about 3% of revenues or so. Much bigger percentage of the volume given the fact that it’s much lower price business.

Shelley Gnall: Would you be willing to share the percent of volume?

Bob Hagemann: It’s in the range of 6% to 7% -- it’s about double the revenue impact because the pricing is about half.

Shelley Gnall: Okay. Great. And when would you be willing to share how strong the pre-employment drug screening grew and what contribution that was to volume growth in the quarter?

Bob Hagemann: I did indicate in the prepared remarks it grew almost 11%.

Shelley Gnall: Okay. I missed that. Thank you.

Bob Hagemann: In the quarter.

Shelley Gnall: Okay, great.

Bob Hagemann: And on a year-over-year basis it’s contributing about 0.5% to volume growth, which is pretty consistent with the contribution that it’s made over the last 3 quarters or so. So when you’re looking at the sequential volume growth, it’s not having a significant impact.

Shelley Gnall: Okay. Okay. Great. Then I want to make sure I’m understanding the incremental margin commentary. So I understood that incremental volume losses carry a big margin. And am I correct in understanding that incremental margin -- incremental volumes gained also carry a big margin but not as big because there are new costs associated with bringing that new volume?

Bob Hagemann: I think that’s generally the way it works, yes.

Shelley Gnall: Is it fair to say, I know you don’t want to quantify this, but sort of double the Company’s standard EBIT margins?

Bob Hagemann: Say again?

Shelley Gnall: To think about the incremental margin on the next patient that comes in the door, the next test that comes in the door sort of twice the operating margin of the Company, is that a fair way to think about incremental margin on new business?

Bob Hagemann: Well yes, it’s a long complicated answer. But if you are looking at the next test that came in the door you’d see very very high incremental margin on that. But generally that’s not the way it works. It’s a function of where the business is coming from, what territories, what concentration of business we already have there, what the mix of business is, whether it’s coming from a new account or an existing account, whether or not it’s coming from additional tests ordered on a requisition or it’s a new requisition. So all those things impacted. But certainly we would expect that incremental volumes would have strong incremental margins associated with them.

Shelley Gnall: Understood. And then just a quick one, I understand you’ve got a 4-gene urinalysis prostate cancer test under development, can you give us any update on this test, where it is and whether it’s expected to be an important test?

Kathleen Valentine: The-- which-- you threw me off with the name, 4G?

Shelley Gnall: 4-gene.

Kathleen Valentine: Oh, the 4-gene, okay. Yes, no, we’re still-- it’s still in development, Shelley, and while it’s in development we don’t have anything to comment on yet. But we’re pleased with the progress that it’s making and then when we get to a stage where we have something to disclose we certainly will do so.

Shelley Gnall: Okay. Great. Thanks very much.

Operator: Thank you. Bill Bonello from RBC. Your line is open.

Bill Bonello: Hello, thanks Just a couple of questions. One is just a simple logistics question. Is there is a quarter in which we would expect to see an offsetting impact in terms of the number of days where the business day comparison is unfavorable year over year?

Bob Hagemann: Bill, we-- and I don’t have this off the top of my head, but generally the quarters are pretty comparable. They vary anywhere typically between being flat and maybe 0.5% or so in any one quarter. But I think for the most part, the rest of the quarters are pretty comparable.

Bill Bonello: Okay. And then at the risk of beating a dead horse but maybe coming at it a different way on this margin question, I just want to understand the guidance maybe a little bit better. Doing sort of simple back of the envelope math, the guidance seems to imply that operating income is going to be up anywhere from 2% to 5% over the rest of the year, the next 3 quarters. And on an apples-to-apples basis, operating income was down 10% in Q1 despite the favorable business day comparison. You don’t seem to be suggesting that you really expect much in terms of the big uptick in volume. So I’m just trying to understand sort of how we go from a 10% apples-to-apples decline to sort of a 2% to 5% growth in the rest of the year.

Bob Hagemann: Yes, Bill, there’s a few things at play there. Obviously as we get into the back half of the year, the price changes in connection with the contract extensions which were done last year start to anniversary, so that has an impact. Additionally some of the cost actions that we’ve taken in both Q4 and in Q1 start to give us benefit at that point. And in addition, in this first quarter we had a number of cost increases versus the prior year principally related to salaries, wages and benefits which will not have the same year-over-year impact in the latter quarters.

Bill Bonello: Okay so on that - if I can just parse that out a little bit, I mean I guess that’s what I’m trying to have an understanding is sort of how much of the drag is really just a factor of the pricing and once that comps most of this decline is made up for? And how much of it is the incremental investment and we’ve got to hope you get some revenue boosted to offset that? Not in exact numbers but just to give us some comfort.

Bob Hagemann: And, Bill, I’m probably not going to completely satisfy you with this answer. But it’s really a combination of 3 things. It’s the price changes anniversarying as we get to the back half of the year. It’s also the investments that we’ve made in sales and service starting to anniversary as we get into the back half of the year. And it’s the impact of the actions we’ve taken to reduce costs which will start to show up in the latter part of the year.

Bill Bonello: Oh, yes, that’s a good -- thank you, I sort of missed that part. Okay and then just a separate question. I know in the past we’ve asked this about the molecular diagnostics coding initiative and it seems like in general you haven’t been particularly concerned about it, I think we asked specifically for Athena and Celera. But just is there any kind of quantification or further color you can give us on why we don’t need to be worried about that? I mean is it-- in other words, is it that you look at it and you say gosh we’re just not worrying that molecular diagnostic rates are going to come down when they get CPT codes, or is it more look we only get sort of 3%, 4% of our revenue from stacked codes and so it doesn’t matter that much what happens to the rates?

Bob Hagemann: Yes, well it certainly does matter what happens to the rates and we get more than 3% to 4% of our revenues from what I’d characterize as stacked codes. I mean when you look at what CMS is trying to accomplish it’s really to increase the visibility around what’s being billed for. And for those that are billing for more mutations than are necessary or are clinically appropriate to achieve an accurate diagnosis, those are the ones that are most likely to see reimbursement reductions when rates are set. We feel pretty comfortable that what we’re billing for is medically appropriate and necessary to achieve an accurate diagnosis and as such we’re not expecting there to be a significant impact.

Bill Bonello: Okay. And even if it goes in the physician fee schedule and you have a co-pay, is that just sort of a minimal enough Medicare exposure on that is minimal enough that we don’t have to get too worried about that?

Bob Hagemann: Say again.

Bill Bonello: Well, if it goes in the physician fee schedule you suddenly have a co-pay that you haven’t had on these molecular tests. Am I just to think about it as look, Medicare in general is not that big of a deal and so Medicare/molecular testing is just not enough to matter even with a co-pay?

Bob Hagemann: Well, Medicare is about 15% to 17% of our total revenues. I’m not expecting that we’re going to see a significant impact to our Medicare revenues as a result of anything that comes out of this.

Bill Bonello: Okay. And then one last question, in the proxy you talked about Surya’s employment contract expires at the end of the year. And I don’t know, Surya, if you can expound at all sort of on how you guys are thinking about, well first of all if you want to comment on whether that’s been renewed, but more broadly just sort of how you’re thinking about the future in terms of continuing to build out the Management team and succession planning and that kind of stuff, how should we be thinking about the future?

Surya Mohapatra: Bill, good question. First of all we are very fortunate that we have a very strong leadership development and succession planning in the Company. I share with the Board almost every quarter in the private session about people development. As you know over the years we have not only added a lot of gene-based esoteric testing and anatomic pathology, but we acquired a number of key people from various companies. So while I work at the mercy and the pleasure of the Board, I am pretty excited about what we are building and I have no plans to do anything else, but it’s up to the Board. But I’m very satisfied with the people we have and the succession planning we have in our Board discussion.

Bill Bonello: And as you get bigger and bigger, would you give some thought to sort of creating a Chief Operating Officer role?

Surya Mohapatra: Sure.

Bill Bonello: Okay. Thank you.

Surya Mohapatra: Thank you.

Operator: Gary Lieberman from Wells Fargo. Your line is open.

Gary Lieberman: Thanks, good morning. Just talking about the volume trends, is there any reason the drugs of abuse testing is less impacted by the weather or is it also similarly impacted by the weather to the other tests?

Bob Hagemann: Gary, it does have some impact but generally what we’ve seen is it’s less impacted by the weather than the other business.

Gary Lieberman: And just out of interest what would be the reason for that?

Bob Hagemann: Generally I think what happens is if somebody needs to be tested for pre-employment drug screening, that work gets done, where as with some of the other work that we get from physician offices it’s lost for good.

Gary Lieberman: Okay, that makes a lot of sense. And then maybe a follow-up question on Athena, with the deal having closed and the progress that you’ve made in terms of on the sales force front, how do you feel about accretion from the deal and maybe any updates in terms of timing and how do you feel about it as you head into 2012?

Bob Hagemann: Yes, there’s really no update on that. As we indicated, we don’t expect it to have a material impact to EPS this year excluding charges associated with the deal.

Gary Lieberman: Okay. Then maybe if I could ask a little bit differently, what do you see is sort of the biggest challenges or the biggest opportunities on the sales force front in terms of eventually driving accretion from the deal?

Surya Mohapatra: I think as I mentioned, Gary, that we are getting closer to the customers and I know there’s a concern in the beginning whether what we are investing money in sales is going to pay off or not. But I am very pleased the way we are driving different customer engagement, whether it is anatomic pathology or whether the hospital business or the physician business. And now with Athena and Celera, we will increase our customer call points, which we never used to call like the neurologist or endocrinologist or even the cardiac specialist. So again we made investment, but we continue to execute our strategy and as we move from just a lab Company to a diagnostics Company now with 4 different specialty offerings, again, I think that will be our growth engine as we go forward.

Gary Lieberman: Okay, thanks a lot.

Surya Mohapatra: Thank you.

Operator: Thank you. Steven Valiquette, your line is open, from UBS.

Steven Valiquette: All right, thanks, a few questions here. First on Celera, you mentioned initially the potential dilution should be immaterial for 2011 EPS once it closes, just curious how you see things now? Should we still not expect any adjustments EPS guidance for 2011 for Celera once it closes, is that still a safe statement?

Bob Hagemann: Yes, as we indicated when we signed the Celera transaction, we expect it to be dilutive this year by an immaterial amount. And until the transaction closes, we don’t really have any further update.

Steven Valiquette: Okay. One other quick one on Celera, you said you can talk about it, one of the things that didn’t really come up on the call last month just curious how much the potential future royalties from the Merck phase III drug for osteoporosis may have played a role in your enthusiasm for Celera. Was that material in your thought process or is that just kind of a wild card where you’ll take it if you can get it but you’re not counting on it? Just trying to get a sense for how you’re preliminarily at least thinking about that.

Bob Hagemann: Yes, without trying to provide any color, certainly we considered all of the assets of Celera when we valued the company, as did Celera and their advisors. And let me take a question off the table relative to this and that is there’s been a lot of questions as to whether or not we’re going to amend our $8 per share offer for Celera. The answer to that is no. Surya has clearly stated in the past that this is our best and final offer and we think that it’s one that fully values all of the assets. And as Celera has disclosed, they engaged in a very lengthy process before accepting our offer. Looked at a lot of alternatives to maximize value for shareholders and viewed our $8 per share offer as the best alternative and in their shareholders best interest.

And I know that you may have seen that there are some Celera shareholders that are vocal in their views about the $8 per share offer, not fully valuing the company but I would point out that Celera’s advisors considered the potential value of all of Celera’s assets in their valuation work. The offer that they got from us was the best one they received after a lengthy process and there haven’t been any superior offers that have emerged in the 3 weeks since the announcement. And frankly, if the transaction is not consummated the Celera’s shareholders run the risk that ultimately they could realize significantly less for their investment than we’re offering. If this merger doesn’t go through, Celera operating as an independent public company is going to be facing a number of continued challenges.

First it’s operating at a loss. It’s long-term outlook for the performance in the business has significantly deteriorated. They’ve got the challenges of serving an out of network provider and as they’ve indicated their operations are sub scale. And while these are big challenges for Celera as a stand alone company as part of Quest Diagnostics they’re all readily addressed. So we’re excited about the transaction and we’re hoping that the Celera’s shareholders will conclude just as Celera’s directors unanimously did that the transaction is in their best interest and offers them the best opportunity to maximize value.

Steven Valiquette: Okay. That’s helpful. One other just quick one here, the-- again almost apologetic at this point for bringing this up again, but just when determining the lost revenue from weather, do you count actual days of closed facilities or is it just guesswork? I’m just trying to get the sense for the quantification process of the loss of revenue in particular from weather.

Bob Hagemann: Yes, and it’s a good question. Essentially what we do is we look at the volumes that come through the door every day compared to what we typically see on that day of the year. We also look at what we believe is normal weather because frankly in our budgeting and the way that we develop guidance we always assume that there’s going to be some storms in the winter. And what we saw last year and this year was significantly in excess of what we’d expect in a typical year. In fact, this year was about 3 times what we’d expect in a typical year in terms of lost volume due to the storms. But when we quantify it we try to play it right down the middle and give you our best estimate as to what we think the impact of weather is net of any potential rebound that might come in the few days following the storms.

Steven Valiquette: Okay. Got it. Okay, thanks.

Operator: Robert Willoughby from Banc of America-Merrill Lynch. Your line is open.

Robert Willoughby: Hello, Bob, anecdotally what drove the other revenue line item growth in the neighborhood of 7%? And can you give us some of the metrics that are on

ePrescribing customers and medical record customers at this point how sequential that may have built?

Bob Hagemann: Yes, I’ll give you a little color around the other business and Kathleen can comment on the ePrescribing for you. Bob in those other businesses as we’ve indicated we’ve got our risk assessment business, our point of care testing business, we have our clinical trials testing business. The clinical trials business and the point of care testing business showed nice growth in the quarter but essentially all of those businesses grew in the quarter and contributed.

Kathleen Valentine: And on the ePre, Bob, we saw it’s- we now saw physicians order prescriptions and medications through our ePre capability at the rate of about 24 million annualized. And on the EHR, which as you know we rolled out last year and it became CCHIT Certified in December of 2010, we now have over 2000 physicians enrolled.

Robert Willoughby: Okay. And maybe a question for Surya, Surya you’ve been cutting costs since the change over in the united contract relationship here, I mean at what point do we have to start worrying that you’re cutting into muscle here with the further work force reductions, I mean how much more can we really go from a cost structure standpoint there?

Surya Mohapatra: Right, and this is why we have to be very careful actually that we reduce our cost but don’t affect our front line employees and also don’t affect our-- the customer experience. However having said that, we learn every year through Six Sigma and Lean Six Sigma how to really improve and we use our size and skills to go after supplies. So I still believe there is room for our margin expansion and we have not given up 20% of our operating income margin as a long-term goal.

Robert Willoughby: Okay. And just Bob, quickly on the cash going forward, should we assume you chip away at the short-term debt?

Bob Hagemann: Yes, we have some of that actually coming due later this year, and a chunk coming due next year as you can see on the balance sheet. There is a little over $600 million or so that’s due within the next 12 months. One of the notes is coming due later this year and we’ll be paying that down.

Robert Willoughby: So retiring not refinancing?

Bob Hagemann: Correct. I mean as we indicated when we levered up or when we actually announced the share buyback and the 2 acquisitions that for the remainder of this year a significant portion of the cash flow is going to go towards delevering. Although we have not ruled out any other potential acquisitions.

Robert Willoughby: That’s great. Thank you.

Surya Mohapatra: Thank you.

Operator: Thank you. Brendan Strong from Barclays Capital. Your line is open.

Brendan Strong: Hello, good morning. Maybe just a couple of questions here for Surya to start off. I guess first off, just thinking about what you guys have done over the past 6 months here, you’ve ramped up acquisitions, so you’re making a big investment here and you’re making an investment in growth there, you’re making an investment in growth in terms of spending a lot more on the sales force, I’m just curious, I mean is there a change in the business that you’ve seen that you think indicate that now is the right time to be doing this?

Surya Mohapatra: Well we have been anticipating changes in healthcare reform and how our Company is going to grow, both top line and bottom line coming-- in the coming years. So over the last 4 or 5 years we stated our strategy that we’re going to invest money in esoteric, gene-based testing and anatomic pathology and that’s what we have done over the last 3 or 4 years. And then last year, or 18 months ago, we stated also that we’re going to build up the specialty sales force because we think our future is in science and innovation. Our future is bringing in proprietary products to solve the unmet needs of the 4 disease areas which is the growth areas, cancer, infectious disease and cardiovascular disease and neurological disorder.

So what you are really seeing is to some extent how we were transforming our company just from a lab company to a diagnostics company. Now we are getting into the science and innovation. And we believe for our share holders and for our patients this is the best strategy and we are just executing our strategy what we said 3 or 4 years ago.

Brendan Strong: Okay, and then on Celera, I mean it seems like an interesting opportunity for you guys to really boost your growth around cardiovascular testing and not just from the obviously from adding Celera in but from the cross selling opportunity and from the specialty sales force opportunity. So I guess I’m curious just as you think out after you assuming you guys are able to close on the deal, I mean how many quarters out do you think you really start to see the benefit? How are you thinking about that?

Surya Mohapatra: Well again, just before I answer that although I don’t want to use this word, but every industry there is a time and there is a place where it goes through an inflection point. And we’ve been working very diligently over last 2 or 3 years to put the pieces and now with Athena and Celera I feel that we have completed a long-term strategy for getting into the disease states. And getting into the next phase of what we call the esoteric and gene-based testing which is basically having a pipeline of discovery which is really going to fuel our product growth.

So we are, as Bob said, that in our all cash $8 per share offer the best and final and I hope and I believe that the Celera shareholders will believe that is the compelling reason to accept our tender. And as soon as we close, we are in the process of planning, and hopefully by the end of this year we will be able to help some of the issues Celera had through BHL, because some the operational thing is very not new to us and we have done that, so I am looking forward to that next year is going to be very different year because Athena is there and Celera is there and also science and innovation. I’m very very excited about the assets and capabilities we have acquired and we want to get back to our growth on top line and bottom line.

Robert Willoughby: Okay. So I mean it sounds like what you’re saying is you do think that there’s going to be some incremental growth around Celera, not just from the revenue you acquire but incremental growth from the business once you get into 2012?

Surya Mohapatra: We are expecting some of the biomarkers that are in the pipeline is going to help us not only in esoteric business but also in clinical trials.

Brendan Strong: Okay. And then maybe just the last question on the cost just so I understand it. I mean in terms of where the costs are coming out, are they coming out in the lab, in areas where you just don’t need certain costs? And is it -- I guess in terms of the SG&A, it’s not like we’re going to see-- it seems like you’ve made a big investment in sales, it’s not like we’re going to see that come down. I don’t think. But if you could provide some details?

Bob Hagemann: Well, Brendan, yes, Surya, pointed out we use Six Sigma to drive a lot of the cost actions that we’re taking because, as we take them, at the same time we want to make sure that we’re not adversely impacting service levels. And while we’re adding on the sales side on the admin side, I will tell you that I think there’s still further opportunity to reduce costs there. We’ve done things like shared services, used more opportunities to do that. Six Sigma is terrific not only in the laboratory in terms of streamlining processes but in a lot of the administrative functions as well. And we’ve looked to outsource some of those things, we’ve looked to centralize them, put them in shared services and continuing some of those activities.

Brendan Strong: Okay, great. Thanks a lot.

Operator: Thank you. Anthony Vendetti from Maxim Group. Your line is open.

Anthony Vendetti: Thanks. Most of my questions were answered, but just on the acquisition front, last year was a year where you didn’t make as many acquisitions and you said that valuations were high and that was part of the reason and now you’ve made 2, what has changed on the acquisition landscape? And is this indicative of-- are these 2 acquisitions indicative of others that you’re looking to do in this size range or anything out there that’s in the pipeline that’s larger than these 2?

Surya Mohapatra: Well, first off as we’ve said that any acquisition for us has to fit in strategically and has to make economic sense. And now you can realize why we waited to do the things that was really in line with our strategy to get into new platforms. Athena brings a new platform for neurological disorders. Celera is a new platform for cardiovascular disease, but more importantly in discovery and development. And we will continue to invest money in this type of acquisitions as we go forward.

Now, as regards to other fold-in acquisitions, that was a routine task for us and if it is available at appropriate value, we’ll always look into fold-in acquisitions for lab. But our focus remains to build up Quest Diagnostics as the most innovative Company by investing in science and innovation.

Anthony Vendetti: And lastly on the work force reductions and restructuring using Six Sigma, is that largely complete, all complete?

Surya Mohapatra: No, again the whole thought behind Six Sigma and Lean Six Sigma is continuous improvement. And as we become bigger and bigger, we look for areas where we could really become more efficient whether it’s through automation or whether it is through the work force training. And as I indicated that we have not given up on our long-term goal in the margin expansion. So I feel very comfort that we have the tools and we have the Management to look at and we continuously look at how to really improve our margin.

Anthony Vendetti: Okay, great. Thanks.

Operator: Thank you. Kemp Dolliver from Avondale Partners. Your line is open.

Kemp Dolliver: Great, thanks. Just brief question, several times you all have referred to investments to improved service. But I’d just like a little more detail regarding where the investments are going? Is it essentially expanding the call center head count or what specifically have you been doing there?

Bob Hagemann: Kemp, when I talk about investments to improve service levels, it’s principally adding phlebotomists and PSCs and customer service folks. The phlebotomists and PSCs are to address turn-around-times, improve customer service in those areas. And then obviously with the customer service people are aimed at towards doing the same thing. But we’ve added a significant number of phlebotomists over the course of the last 12 months or so.

Kemp Dolliver: And where would you say you are in that process? It sounds like you’re pretty close to the end.

Bob Hagemann: Yes, I would say we are at this point. I mean it’s something that we’re always evaluating, but the vast majority of that expansion should be behind us at this point.

Kemp Dolliver: That’s great. Thank you.

Operator: Thank you. Gary Taylor from Citigroup. Your line is open.

Gary Taylor: Hi, good morning. Just a few quick questions. One really just for my edification, when you guys look at seasonality, Bob, and you were talking about the plus 1% business day, are you only looking at Monday through Friday, do you also pick up Saturday? Because I’m not seeing that when I look at year over year. I’m glad you called it out, but--

Bob Hagemann: Yes. No, we do pick up weekends. And it’s interesting, it’s a subtle thing, but what drove it this year is the fact that the New Year’s holiday was actually celebrated by most people on the 31 as to the first, like it was in the prior year. So that impacted the way we think about the number of business days in the quarter.

Gary Taylor: It pulled a Monday out of January then basically? And just in terms of across the week, for example, for different types of providers their seasonality across the week, we have a higher volume on Monday, Tuesday versus a Friday, do you do any of that or you’re just looking at --

Bob Hagemann: Well we absolutely do.

Gary Taylor: Is that included in your 1% so it’s a little more sophisticated?

Bob Hagemann: Yes, all that’s factored in.

Gary Taylor: Got it, thanks. And then on the sales force expansion that you talked about, have you ever told us how many bodies you’re actually adding in sales? Or is the net body count not relevant, it’s the net investment that’s relevant because you might be some more experienced folks?

Surya Mohapatra: Yes, I think I did mention that we have added more than 100 people in the sales organization.

Gary Taylor: Year over year?

Bob Hagemann: Yes.

Gary Taylor: And does that -- I know people -- I’m not sure, I know this has been asked several times, but will there still be -- if we fast forward 2, 3 quarters, is that year-over-year body count going to be even higher than 100 or we’re kind of at the run rate?

Surya Mohapatra: Well again, we are adding sales force when we have Athena and Celera. But what you want to really look at is we want to increase our operating income, we want to reallocate some resources. So some resource might go from various parts where there’s operations or G&A to sales and marketing. But we have to do what is required for us to increase our market position in the marketplace.

Bob Hagemann: And, Gary, as Surya indicated at the end of last year and I think emphasized again in his script this time ,that the sales force expansion is substantially complete at this point.

Gary Taylor: And have you ever told us how many total sales people you have?

Surya Mohapatra: We have not give that number.

Gary Taylor: Okay. And then secondly on the G&A, I know this was asked and I’m sorry, I just didn’t entirely understand the question, but the G&A up about $10 million, sometimes that comes down sequentially but usually you kind of have a modest sequential build through the year. So should we generally look at that as run rate with some modest sequential fluctuation? Or there is a reason to look at that differently?

Bob Hagemann: Yes, well certainly some of the one time cost that we mentioned are showing up in there this quarter, a little over $4 million of the restructuring costs has shown up in there. A little over $2 million of deal costs is showing up in there this quarter. So those are certainly things to consider.

Gary Taylor: But backing those out, which I think we did, it’s still up and I guess it sounds like there’s not another big adjustment, maybe there’s some seasonal or quarterly fluctuations. But-- or am I just not going to be able to pull anything out of you on that?

Bob Hagemann: Yes, I’m not going to provide specific guidance around the SG&A percentage by quarter. But again, I would emphasize that a number of the investments that we’ve been making in sales and service are going to start to anniversary as we get into the latter part of the year. And then some of the increases that we saw in salaries, wages and benefits in this quarter versus the prior year will be less substantial as the year progresses as well.

Gary Taylor: You just haven’t tripped up yet on given anything quarterly, you’ve been asked 100 ways and you’ve been consistent, so well done. Hopefully the call is almost over. Last question is on the cost of goods sold as a percent of revenue, obviously that’s been running a trend of up a little more than 100 bps for awhile now and the majority of that related to the change in pricing from 2 quarters ago. So my assumption is that year-over-year trend, excluding the impact of the acquisition, sort of starts to normalize in the back half, is there something else in cost of goods pressuring that margin item outside of just the pricing change?

Bob Hagemann: Yes, well certainly the investments that I talked about in service, specifically the phlebotomists and the patient service centers, show up in that cost of sales number. The way you should think about cost of sales is it captures all of the costs associated with obtaining the specimen, transporting it to the laboratory, performing the testing and resulting out the work.

Gary Taylor: And the sales investment in G&A?

Bob Hagemann: Yes.

Gary Taylor: Okay, thank you very much.

Operator: Thank you. Sandy Draper from Raymond James. Your line is open.

Sandy Draper: Thanks very much. Most of my questions were asked and answered, but maybe just one way to come back, Bob or Surya, on the cost cutting, when you look at taking out costs obviously Six Sigma is constant improvement for efficiency, when you do something sizable, you’re going to sort of call out or potentially take some charges for, do you view those cuts as more reactionary relative to some economic or competitive pressures? Or even if they’re that size do you still look at those as of a proactive cut as you’re seeing things that are going to be potentially happening down the road? Thanks.

Surya Mohapatra: Okay well first of all most of the cost cutting or cost reduction we consider this as continuous improvement. Some savings goes toward investing in the Company, some savings goes towards the bottom line. So there are some reactionary stuff you had to do when we lost United change in volume. But most of our expense reduction is proactive and it is a part of the way we run our operations.

Sandy Draper: Great. Thanks.

Surya Mohapatra: Thank you.

Operator: Thank you. Darren Lehrich from Deutsche Banc. Your line is open.

Darren Lehrich: Hi, good morning. You’ve deployed a significant amount of capital on some interesting platforms that really don’t add much accretion in the first kind of 12 to 18 months. What gives you comfort in these platforms given it’s a little bit harder to see the reward? And just how should we generally think of your M&A strategy going forward?

Surya Mohapatra: Well first of all the innovation strategy is our stated strategy, we told you 3 or 4 years ago that we’re going to diversify more and more toward esoteric and gene-based and anatomic pathology, and that’s what we have been doing. And as you know 36% of our total revenue now is in this high margin and high-growth areas. Now of course there are some market dynamics with the changes, like in anatomic pathology we are going through a tough time with physician insourcings but we are working with the trade association for legislative changes in that.

So the way you look at it is to some extent Quest Diagnostics is going toward creating a new Quest Diagnostics where you are really looking at the 4 disease areas and these platform are the reason why we could say we can solve the cancer patients effectively, cardiac systems effectively, neurological systems effectively and infectious disease. Now that gives us the confidence that when it is compared to other companies in the United States and our competitors. So although it is not reflected in this year and we don’t give long-term guidance, but we were very, very excited about the long-term future of the Company and our role as the industry leader what we can do for our patients and what we can do for our shareholders.

Darren Lehrich: Okay and last question. Do you expect the Horizon contract to be exclusive for 2012? I thought it was coming to term. How are you guys thinking about that?

Bob Hagemann: Yes, we don’t specifically comment on individual contracts.

Surya Mohapatra: The contracts, yes.

Darren Lehrich: All right. Thank you.

Surya Mohapatra: Thank you.

Operator: Thank you. Kevin Ellich from Piper Jaffray. Your line is open.
Kevin Ellich: Hi. I just wanted to go back over the drugs of abuse questions, Bob. My understanding is that it has an incremental positive impact on margins when volumes come back. Is that correct? I know it’s a low price test, but given the high fixed cost nature of the business, wouldn’t that have an incremental positive impact on the margin?

Bob Hagemann: Well any business that is growing is going to be additive to the margins historically, right? The point is that that business carries much lower margins than the rest of the business. So if you’re seeing growth there, for example, and we’re still seeing the AP business decline, that’s not enough to offset it.

Kevin Ellich: Okay, I understand. That’s all I had. Thanks.

Operator: Thank you for participating in the Quest Diagnostics first-quarter conference call. A transcript of prepared remarks on this call will be posted on Quest Diagnostics’ website at www.questdiagnostics.com. A replay of the call may be accessed online at www.questdiagnostics.com/investor or by phone at 866-350-3614 for domestic callers, or 203-369-0039 for international callers. No access code will be required. Telephone replays will be available 24 hours a day until midnight Eastern time on May 20, 2011. Good-bye.